UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                                                Commission File Number 0-11634


(Check one): |_| Form 10-K   |_| Form 20-F    |_| Form 11-K    |X| Form 10-Q
|_| Form N-SAR   |_| Form N-CSR

      For Period Ended:   July 4, 2003

       Transition Report on Form 10-K
       Transition Report on Form 20-F
       Transition Report on Form 11-K
       Transition Report on Form 10-Q
       Transition Report on Form N-SAR

      For the transition period ended: ____________________

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Nothing  in this form shall be  construed  to imply  that the  Commission  has verified any information contained herein.
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      If the  notification  relates to a portion of the filing  checked above, identify the item(s) to which the notification relates:

PART I-- REGISTRANT INFORMATION

                            STAAR SURGICAL COMPANY
                          (Full Name of Registrant)

                                     N/A
                         (Former Name if Applicable)

                             1911 Walker Avenue,
         (Address of Principal Executive Office (Street and Number))

                          Monrovia, California 91016
                          (City, State and Zip Code)



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PART II-- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following
|X| the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-- NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

            Due to the recent change in the Registrant's independent auditors, the Registrant requires additional time to gather certain information necessary to complete the financial statements required by the Registrant's Quarterly Report on Form 10-Q (the "Form 10-Q"). As a result, the Registrant will not be able to timely file the Form 10-Q without unreasonable effort and expense.

            The Registrant anticipates that additional information will be obtained so that it will be able to file the Form 10-Q within the extension period permitted by this filing.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        John Bily                   (626) 303-7902
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        (Name)                      (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                |X| Yes   |_| No


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(3) Is it  anticipated  that any  significant  change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                |X| Yes   |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     This Notification of Late Filing on Form 12b-25 contains statements which constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include comments regarding the intent, belief or current expectations of STAAR and its management. The words "anticipates," "expects," "intends," "plans," variations thereof and similar expressions are intended to identify forward-looking statements. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements. These risks and uncertainties include the timing and nature of the determinations to be made by STAAR's present and former auditors, and the factors discussed in STAAR's filings made with the Securities and Exchange Commission.

     In addition to changes resulting from operating performance, STAAR may report changes in its results of operations for the quarter ended July 4, 2003 arising from non-cash accounting charges based on changes in accounting treatment.

     On May 30, 2003, STAAR terminated its engagement of BDO Seidman, LLP ("BDO") as its independent auditor. BDO had served as STAAR's principal independent accountants since 1993. On June 12, 2003, STAAR engaged McGladrey & Pullen, LLP (McGladrey) as its principal independent accountant to audit the Company's financial statements for the fiscal year ending January 2, 2004.

     McGladrey has recommended that management re-evaluate the accounting treatment of certain promissory notes issued to STAAR by former officers and directors (the "Notes"). The Notes were issued to the Company as evidence of the makers' obligation to pay for the exercise of stock options. Each Note was secured by a pledge of the stock purchased through that exercise. With the concurrence of BDO, the Company has accounted for the Notes as full-recourse obligations.

     Current management has aggressively pursued collection of all indebtedness under outstanding Notes. Approximately $5.2 million in original principal amount of Notes has been paid in full, and the Company expects the remaining approximately $2 million owed to it on outstanding Notes to also be paid in full. However, after reviewing certain events and actions, including previous management's course of conduct in modifying and not obtaining full collateralization or collection of certain of the Notes on their original due dates, McGladrey recommends that the Notes be accounted for as non-recourse notes, which may require a retroactive change in accounting treatment for some or all of the Notes.

     As of the date of this Notification, STAAR is currently in discussions with both McGladrey and BDO to obtain a consensus on proper accounting treatment and what corrective action, if any, is required. Because a final determination has not been made, STAAR cannot provide an estimation of its results of operations for the quarterly period ended July 4, 2003 with this Notification.

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


     STAAR's cash position will not be affected if STAAR re-characterizes the Notes as non-recourse obligations, reverses its prior reserves and reclassifies the accrued interest related to the Notes from income to equity. However, those changes would have the following principal effects on the Company's financial statements:

     o The exercise of a stock option with a non-recourse note is treated as a new or continuation of the existing option rather than a completed share purchase and, depending upon the terms of the Notes, may be subject to variable plan accounting. Accordingly, if the Notes are determined to be non-recourse notes, the Company will record a compensation charge against earnings during each period in which a Note was unpaid and the value of the stock purchased with the Note exceeded the initial principal amount of the Note.

     o Prior reserves established for the possibility of default on the Notes were recorded as charges against income in 2000 and 2001 totaling $3.6 million. No reserve would have been required if the Notes had been accounted for as non-recourse. As a result, income may have been understated in 2000 and 2001 by the amount of such charges.

     o Accrued interest payable on certain Notes was recorded as "other income" in the amount of $280,430 for the quarterly period ended April 4, 2003.The accrued interest may instead have been more appropriately recorded as additional paid-in capital and, if that is the case, income for the period was overstated by a like amount.


Management expects to resolve these issues and to complete its Quarterly Report on Form 10-Q, including interim financial statements reflecting any new methodology and prepared in accordance with Rule 10-01 of Regulation S-X, on or before August 25, 2003.

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                            STAAR SURGICAL COMPANY
               (Name of Registrant as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

    Date:  August 19, 2003              By:   /s/ John Bily
                                             ------------------------
                                              John Bily
                                              Chief Financial Officer






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